Mynaric Advances Laser Communications with Product Deliveries and Technology Milestones

MUNICH, June 5, 2025 – Mynaric, a leading provider of industrialized, cost-effective, and scalable laser communications products, today announced significant customer deliveries of its CONDOR Mk3 optical communications terminals and major progress in the technical development of the next-generation CONDOR Mk3.1 terminal.

“Mynaric continues to execute on its commitments and advance the market for space-based optical communications. As of today, we have delivered more than 100 CONDOR Mk3 terminals to our customers, including the first complete launch set to a prime customer for Tranche 1 of the Space Development Agency’s (SDA) Proliferated Warfighter Space Architecture program,” said Joachim Horwath, Chief Technology Officer of Mynaric. “In parallel, we are advancing the design of the space-qualified CONDOR Mk3.1 terminal, which is slated to support the SDA’s Tranche 2 program, as well as a range of commercial applications.”

Building on the flight-ready architecture of the Mk3, the CONDOR Mk3.1 terminal is being developed with a focus on higher data rates and enhanced efficiency. Targeting up to 100 Gbps, it offers improved performance while reducing weight and power consumption — making it ideally suited for both government and commercial satellite constellations.

“At Mynaric, we work hand-in-hand with our customers to shape the future of laser communications,” said Tim Deaver, Mynaric’s Vice President of Global Sales & Solutions. “Our next-generation products, like the CONDOR Mk3.1, are a direct result of ongoing collaboration with industry partners and a deep understanding of evolving mission requirements. By listening closely to customer feedback and anticipating market needs, we’re able to deliver solutions that are not only technically advanced but also operationally relevant.”

This customer-driven approach is supported by a scalable production line that continues to expand. In parallel with these deliveries, Mynaric has ramped up volume production of the CONDOR Mk3 terminal, manufacturing more than 150 optical heads to date. While shipments were delayed in January 2025 due to supplier-related shortages of key components, the company rebounded strongly in the first half of the year, achieving triple-digit yields — underscoring its ability to scale industrialized manufacturing for space-based laser communications.

“With the court confirming our restructuring plan and the StaRUG process entering its final stage, Mynaric is now focused on accelerating the deployment of next-generation optical communications technology, enhancing profitability, and ensuring long-term financial stability,” said Andreas Reif, Chief Restructuring Officer of Mynaric.

About Mynaric

Mynaric (FRA:M0YN) (OTC:MYNAY) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional operations in Los Angeles, California.

For more information, visit mynaric.com.